SUPPLEMENT TO

MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING OF SHAREHOLDERS OF MAKO MINING CORP.

IN CONNECTION WITH ACQUISITION OF MT. HAMILTON

THE POSTPONED SPECIAL MEETING WILL BE HELD ON

MARCH 3, 2026

This Supplement contains important  information for shareholders to consider in connection with their vote on the Mt. Hamilton Acquisition at the postponed Special Meeting to be held on March 3, 2026.

These materials require your immediate attention. If you have any questions about these materials or the matters to which they refer, please contact us by telephone at +1 (647) 203-8793 or by email at info@makominingcorp.com.

DATED February 14, 2026

NOTICE TO SHAREHOLDERS

Mako Mining Corp. ("Mako" or the "Corporation") is sending the accompanying supplement (the "Supplement") to its management information circular dated December 23, 2025 (the "Circular") in order to provide you with new information in connection with an amendment to the form of consideration payable to Sailfish Royalty Corp. ("Sailfish") for Mako's acquisition, through Mako US Corp. ("Mako US"), of 100% of the membership interests of Mt. Hamilton LLC (the "Mt. Hamilton Acquisition"), the owner of the Mt. Hamilton project located in Nevada, United States (the "Mt. Hamilton Project"), which amendment was made subsequent to the mailing of the Circular.

As set forth in the Circular, Mako, Mako US and Sailfish previously entered into a purchase and sale agreement dated November 26, 2025, pursuant to which Mako agreed, as consideration for the Mt. Hamilton Acquisition, to grant to Sailfish, subject to Closing of the Mt. Hamilton Acquisition (i) a 60-month corporate level gold stream on the Mt. Hamilton Project, as well as Mako's other properties, that would not come into force or effect until the Closing of the Mt. Hamilton Acquisition, as further set out in the gold purchase agreement dated November 26, 2025, and (ii) a 2% net smelter returns royalty on the Mt. Hamilton Project that would not come into force or effect until completion of the gold stream, as further set out in the royalty agreement dated November 26, 2025 (the "Royalty Agreement").

On February 9, 2026, Mako announced the postponement of the special meeting of Mako shareholders to March 3, 2026, maintaining the same record date of January 2, 2026 (the "Meeting") in connection with a proposed restructuring of the consideration payable to Sailfish under the Mt. Hamilton Acquisition in order to preserve maximum flexibility for Mako to develop the Mt. Hamilton Project and derisk the impact of encumbrances over potential future development scenarios more broadly, as further described in the accompanying Supplement.

On February 14, 2026, Mako, Mako US and Sailfish entered into (i) an agreement acknowledging that the Royalty Agreement, having never come in force or effect, is terminated (the "Royalty Termination Agreement"), (ii) an amended and restated gold purchase agreement (the "Amended Gold Purchase Agreement"), to add an additional term to the gold stream , in lieu of the Royalty, and remove the Mt. Hamilton Project from the gold stream (the "Amended Gold Stream"), and (iii) an amended and restated purchase and sale agreement (the "Amended Purchase Agreement") reflecting the amended consideration payable under the Mt. Hamilton Acquisition. The purchase price for the Mt. Hamilton Acquisition remains US$40 million. The Amended Purchase Agreement, Amended Gold Purchase Agreement and Royalty Termination Agreement are available under the Company's SEDAR+ profile at www.sedarplus.ca.

The Mt. Hamilton Acquisition remains subject to the same closing conditions as described in the Circular, including, among others, receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange, and shareholder approval from Mako's disinterested shareholders.

The special committee of disinterested members (the "Special Committee") of the Board of Directors (the "Board") of Mako have carefully reviewed and overseen the negotiation of the amended terms of the Mt. Hamilton Acquisition, and have made its recommendation to the Board, and the disinterested members of the Board have re-approved the Mt. Hamilton Acquisition based on the amended terms described in the accompanying Supplement. The Special Committee received an updated fairness opinion from Stifel Nicolaus Canada Inc. confirming that the consideration is fair, from a financial point of view, to the shareholders of the Corporation. The disinterested members of the Board have unanimously determined that the Mt. Hamilton Acquisition is in the best interests of Mako and recommend that disinterested shareholders vote FOR the Mt. Hamilton Acquisition, including the Amended Gold Stream.

The accompanying Supplement contains important updated information that supplements the information contained in the Circular and sets forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Special Meeting, the Circular and the Supplement, and consult your financial, legal or other professional advisors if you require assistance.

Thank you for your prompt attention to these matters, and for your continued support.

Sincerely,

"Eric Fier"

Eric Fier, Chairman of the Board
Mako Mining Corp.

2

SUPPLEMENT TO CIRCULAR

INTRODUCTION AND INFORMATION REGARDING POSTPONED MEETING

This supplement dated February 14, 2026 (the "Supplement") to the management information circular of Mako Mining Corp. ("Mako" or the "Corporation") dated December 23, 2025 (the "Circular") is delivered in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the postponed special meeting of shareholders of Mako.

The Circular previously mailed to shareholders describes the details of the Mt. Hamilton Acquisition, which is updated and supplemented, as necessary, by the disclosure set forth in this Supplement.

Time and Place of Postponed Meeting

The Special Meeting of shareholders of Mako will be held in person only at 10:00 a.m. (Toronto time) on March 3, 2026 (the "Meeting"), at 40 Temperance Street, Bay Adelaide Centre - North Tower, Suite 3200, Cassels Boardroom, Toronto, ON M5H 0B4.

Record Date

The Record Date remains the close of business on January 2, 2026.

Revised Mt. Hamilton Acquisition Resolution

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a varied ordinary resolution approving the Mt. Hamilton Acquisition, including the Amended Gold Stream (but no longer including the Royalty), as more particular described in this Supplement. The revised Mt. Hamilton Acquisition Resolution on which shareholders are asked to vote at the Meeting is set forth in Schedule "B" to this Supplement.

Previously Mailed Form of Proxy and Voting Information Form

The form of proxy and the voting information form previously mailed to shareholders confers discretionary authority upon the Designated Persons with respect to any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Supplement, except as described herein, management of the Corporation is not aware of any other amendments, variations, or other matters to come before the Meeting.

How to Vote Your Shares

If you are a Registered Shareholder and have already voted your Common Shares, and you do not wish to change your vote:

You need not take any further action to vote your Common Shares in respect of the revised Mt. Hamilton Acquisition Resolution as your previously submitted proxy or voting information form, as applicable, will be deemed to be your vote on the revised Mt. Hamilton Acquisition Resolution set forth in Schedule "B" to this Supplement.

If you are not a Registered Shareholder, but rather a Beneficial Shareholder hold your Common Shares through an Intermediary, such as a securities dealer, broker, bank, trust company or other nominee and have already voted your Comon Shares, and you do not wish to change your vote:

You need not take any further action to vote your Common Shares in respect of the revised Mt. Hamilton Acquisition Resolution as your previously submitted proxy or voting information form, as applicable, will be deemed to be your vote on the revised Mt. Hamilton Acquisition Resolution set forth in Schedule "B" to this Supplement.

If you have not yet voted your Common Shares, or you wish to change your vote, please follow the instructions contained in this Supplement and/or in the form of proxy or voting information form previously provided.

The persons named as proxyholders (the "Designated Persons") in the previously mailed form of proxy are directors and/or officers of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE DESIGNATED PERSONS, TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING. IF THE NOMINEE IS A COMPANY, THE COMPANY MUST PROVIDE THE INSTRUMENT APPOINTING THE OFFICER OR ATTORNEY WHO CAN VOTE ON BEHALF OF THE COMPANY AS PROXYHOLDER, AS THE CASE MAY BE, OR A NOTARIZED OR CERTIFIED COPY THEREOF.

A proxy can be submitted to Computershare Investor Services Inc. either in person, or by mail or courier, to 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Attn: Proxy Department, by telephone by calling 1-866-732-VOTE (8683), International 1-312-588-4290, by Fax at 1-416-263-9524, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. (Toronto Time) on February 27, 2026, or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of any adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the Meeting in person, any votes cast by such shareholder on a ballot or poll will be counted and the submitted proxy will be disregarded.

A proxy is not valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney duly authorized in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney for the corporation. If a form of proxy is executed by an attorney for an individual shareholder or joint shareholders, or by an officer or attorney for a corporate shareholder, the instrument so empowering the officer or attorney, as the case may be, or a notarized certified copy thereof, must accompany the form of proxy.

If not dated, the proxy will be deemed to have been dated the date it is mailed to shareholders.

Revocation of Proxies

Any Registered Shareholder who has already returned a proxy, and wishes to change their vote, may revoke their prior proxy at any time before the commencement of the Meeting.

A Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including submitting a proxy bearing a later date, or by any other means allowable by law. Any instrument revoking a proxy must be deposited in person, by mail or courier at the office of Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Attn: Proxy Department, by telephone by calling 1-866-732-VOTE (8683), International 1-312-588-4290, by Fax at 1-416-263-9524, or via the internet at www.investorvote.com, at any time up to 10:00 a.m. (Toronto time) on February 27, 2026, or two days prior to the date of any adjournment or postponement of the Meeting, or with the Chairperson of the Meeting on the day of the Meeting prior to commencement of the Meeting.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders must change their voting instructions in sufficient time in advance of the Meeting by contacting Computershare or their broker or other Intermediary to arrange to change their voting instructions.

Amendments to the Consideration for the Mt. Hamilton Acquisition

Effective February 14, 2026, Mako, Mako US and Sailfish Royalty Corp. ("Sailfish") entered into an amended and restated purchase and sale agreement (the "Amended Purchase Agreement") and an amended and restated gold purchase agreement (the "Amended Gold Purchase Agreement"), to reflect amendments to the consideration payable by Mako to Sailfish for the Mt. Hamilton Acquisition, as further detailed in this Supplement.

All summaries of, and references to, the Amended Purchase Agreement and the Amended Gold Purchase Agreement in this Supplement are qualified in their entirety by reference to the complete text of such agreements, copies of which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on Mako's website at www.makominingcorp.com.  You are urged to carefully read the full text of the Amended Purchase Agreement and the Amended Gold Purchase Agreement.

THIS SUPPLEMENT CONTAINS IMPORTANT INFORMATION AND SHOULD BE READ IN CONJUNCTION WITH THE CIRCULAR.

All capitalized terms used in this Supplement but not otherwise defined herein, including under the heading "Glossary of Terms", will have the respective meanings given to them in the Circular. Information contained in this Supplement is given as of February 14, 2026, unless otherwise specifically stated. Except as modified by this Supplement, the Circular, as filed under Mako's profile on SEDAR+ at www.sedarplus.ca and on its website at www.makominingcorp.com, remains unchanged.

Shareholders should not construe the contents of this Supplement as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors.

NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION AND STATEMENTS

Information and statements contained in this Supplement and any documents incorporated by reference herein that are not historical facts are considered forward-looking information and statements under applicable securities laws that involve risks and uncertainties (together "forward-looking statements"). Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", "estimate", "plan", "budget", "schedule", "project", "forecast" or the negative of these terms and similar expressions. Forward-looking statements in this Supplement include, but are not limited to: statements with respect to the completion of the Mt. Hamilton Acquisition, including the Amended Gold Stream and the timing for commencement of gold deliveries thereunder; the satisfaction of Closing conditions, which include, without limitation each of Mako and Sailfish obtaining the required disinterested shareholder approval, respectively; Mako receiving final approval from the TSXV for the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream, and other Closing conditions; statements and information concerning the covenants of the Corporation and Sailfish; the timing for Closing; the likelihood of the Mt. Hamilton Acquisition being completed; statements made in, and based on the Fairness Opinion; statements made in connection with the security package proposed to be granted under the Amended Gold Stream; statements relating to the business and future activities of, and developments related to, the Corporation after the date of this Supplement; and other events or conditions that may occur in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Corporation to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

  completion of the Mt. Hamilton Acquisition is subject to the satisfaction or waiver of certain conditions;

  the ability of the Corporation and Mako US, as applicable, to satisfy the Amended Gold Stream payment obligations;

  the Amended Purchase Agreement may be terminated and Fallback Sale may be required;

  failure to complete the Mt. Hamilton Acquisition could negatively impact the Corporation;

  the Mt. Hamilton Acquisition may divert the attention of the Corporation's management;

  any default under, and enforcement by Sailfish of, the security to be granted under the Amended Gold Stream;

  interests of certain persons in the Mt. Hamilton Acquisition;

  mineral property exploration and mining risks;

  acquisition transaction risks;

  title to mineral property risks;

  commodity price risk;

  reliance on senior management and key personnel;

  regulatory risks;

  insured and uninsured risks;

  environmental risks;

  competition;

  climatic conditions or changes in climate over time can affect exploration, development and future mining activities;

  litigation risks;

  the Corporation's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

  availability of infrastructure, energy and other commodities;

  force majeure;

  conflicts of interest;

  a cyber security incident could adversely affect the Corporation's ability to operate its business;

  international conflict;

  trade tariffs;

  the Corporation's operations are subject to human error;

  factors discussed under the heading "Approval of the Mt. Hamilton Acquisition - Risk Factors" in the Circular and under the heading "Supplemental Risk Factors" in this Supplement.

In addition, forward-looking information contained in this Supplement is based on certain assumptions and involves risks related to the completion, or non-completion of the Mt. Hamilton Acquisition, and the business and operations of Mako. Forward-looking information contained in this Supplement is based on certain assumptions including that:

  disinterested shareholders will vote FOR the Mt. Hamilton Acquisition Resolution;

  all other conditions to the Mt. Hamilton Acquisition will be satisfied or waived;

  the Mt. Hamilton Acquisition will be completed; or

  in the event the parties fail to obtain the requisite shareholder and regulatory approval to complete the Mt. Hamilton Acquisition, the Fallback Sale will be completed in accordance with the terms of the Amended Purchase Agreement.

Other assumptions include, but are not limited to the price of metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Mako.

Although the Corporation has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking statements in this Supplement, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information.

Accordingly, readers should not place undue reliance on forward-looking statements in this Supplement, nor in any documents incorporated by reference. All of the forward-looking statements made in this Supplement, including any documents incorporated by reference, are qualified by these cautionary statements.

Shareholders are cautioned not to place undue reliance on forward-looking statements. Mako undertakes no obligation to update any of the forward-looking statements in this Supplement or incorporated by reference herein, except as required by law.

SUPPLEMENTAL INFORMATION REGARDING MT. HAMILTON ACQUISITION

Sailfish is a Non-Arm's Length Party (as such term is defined in the policies of the TSXV) in respect of the Corporation (see "Canadian Securities Law" below). Accordingly, the TSXV requires evidence of value supporting the consideration paid and delivered by the Corporation to Sailfish in connection with the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream, as contemplated under Section 5.7(d), Section 5.9(b), and Section 5.12 of TSXV Policy 5.3.  The Corporation has chosen to satisfy such evidenced of value requirement by seeking the approval of the disinterested shareholders of the Corporation for the completion of the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream.

At the Meeting, the disinterested shareholders will be asked to consider, and if deemed appropriate, to approve, with or without variation, the revised Mt. Hamilton Acquisition Resolution, being an ordinary resolution of disinterested shareholders (in accordance with the rules and policies of the TSXV) authorizing and approving the completion of the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream which is considered a disposition under TSXV Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets ("TSXV Policy 5.3"). The full text of the revised Mt. Hamilton Acquisition Resolution is included in Schedule "B" to this Supplement.

Background

The following is a summary of the principal events leading up to the announcement on February 9, 2026 of the postponed Meeting. Please see the "Background" section of the Circular for a summary of the principal events leading up to the execution of the original definitive agreements in connection with the Mt. Hamilton Acquisition on November 26, 2025.

During the week of February 2, 2026, the Trump administration in the United States announced the establishment of Project Vault and the 2026 Critical Minerals Ministerial, which Mako views as a significant change to mining industrial policy in the United States. In conjunction with such announcements, the Company engaged a political advisor, and discussions commenced with United States Government officials and certain critical metals companies on how to potentially advance the Mt. Hamilton Project.

In light of  Project Vault and the 2026 Critical Minerals Ministerial, senior management determined it prudent and in the best interest of Mako and its shareholders to preserve maximum flexibility for the Corporation to develop the Mt. Hamilton Project, including exploring the potential tungsten target at the property as described in the Circular, and derisk the impact of encumbrances over potential future development scenarios more broadly. Accordingly, Mako undertook a renegotiation of the consideration payable to Sailfish for the Mt. Hamilton Acquisition to eliminate the proposed Royalty and remove the Mt. Hamilton Project from the Amended Gold Stream, and offering, in lieu of the Royalty, the Additional Stream Term under the Amended Gold Stream. The amendments are intended to provide to Sailfish amended consideration for the Mt. Hamilton Acquisition that is economically equivalent to the original consideration.

During the week of February 2, 2026, discussions ensued between senior management and the members of the Special Committee regarding the proposed restructuring of the consideration payable under the Mt. Hamilton Acquisition, and the Chair of the Special Committee engaged in discussions with its financial advisor, Stifel, in connection with the proposed revised consideration and requested an updated fairness presentation and fairness opinion be provided to the Special Committee.

The Special Committee met formally on February 5, 2026 to discuss the proposed amendments to the consideration for the Mt. Hamilton Acquisition.

The Special Committee met again on February 6, 2026, with members of management invited, to ask questions, oversee the negotiation of and further consider the proposed amendments to the consideration for the Mt. Hamilton Acquisition.

On February 9, 2026, the Special Committee met and received an updated fairness presentation from Stifel on the proposed Mt. Hamilton Acquisition, taking into account the proposed amendment to the consideration payable thereunder. At this meeting, the Special Committee discussed and considered the terms of the draft Amended Purchase Agreement, Amended Gold Purchase Agreement and Royalty Termination Agreement.

On February 9, 2026, the Board approved the postponement of the Meeting from its original February 10, 2026 date to the new date of March 3, 2026, keeping the previously approved Record Date, and Mako press released the Meeting postponement providing the reasoning for the postponement. On the same date, an amended Notice of Meeting was filed under the Company's profile on SEDAR+.

During the week of February 9, 2026, the Special Committee reviewed updated drafts of the amended agreements as well as drafts of the Supplement and provided their comments and input prior to submission to the TSXV for review. On February 12, 2026, the TSXV provided its sign off on the Supplement.

On February 13, 2026, the Special Committee met to review and consider its recommendation to the Board in connection with the approval of the Amended Purchase Agreement, Amended Gold Purchase Agreement, Royalty Termination Agreement and the Supplement to be mailed to shareholders and filed under the Company's profile on SEDAR+, and unanimously determined to make its recommendation for approval by the Board.

On February 13, 2026, following the Special Committee meeting, the Board met to receive the recommendation of the Special Committee, and the disinterested members of the Board approved the entering into of the Amended Purchase Agreement, the Amended Gold Purchase Agreement and the Royalty Termination Agreement, and the mailing to Shareholders and filing on SEDAR+ of the Supplement, with Messrs. Leisman, Jacobi and Lalani abstaining from voting.

Recommendation of the Board

The disinterested members of the Board, with Akiba Leisman, Paul Jacobi and Asheef Lalani abstaining from voting, having undertaken a thorough review of, and having carefully considered the amended consideration payable for the Mt. Hamilton Acquisition, including the Amended Purchase Agreement, the Amended Gold Purchase Agreement and the Royalty Termination Agreement, and, after having received the unanimous recommendation of the Special Committee, have determined that the Mt. Hamilton Acquisition remains in the best interests of the Corporation and the consideration payable for the Mt. Hamilton Acquisition is fair to the Corporation and its disinterested shareholders.

Accordingly, the disinterested members of the Board recommend that disinterested shareholders vote FOR the revised Mt. Hamilton Acquisition Resolution attached as Schedule "B" to this Supplement.

Reasons for the Recommendation

The following includes forward-looking information and readers are cautioned that actual results may vary. See "Approval of the Mt. Hamilton Acquisition - Risk Factors" in the Circular and "Supplemental Risk Factors" in this Supplement.

The Special Committee's recommendations are based on the totality of the information presented and considered by it. The following summary of the information and factors considered by the Special Committee is not intended to be exhaustive but rather a summary of the material information and factors considered by the Special Committee in its consideration of the Mt. Hamilton Acquisition. In view of the variety of factors and the amount of information considered in connection with the Special Committee's review and evaluation of the Mt. Hamilton Acquisition, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its recommendations. The recommendations of the Special Committee were made after consideration of the factors noted below, other factors, and in light of the Special Committee's knowledge of the business, financial condition and prospects of the Corporation, and taking into account the advice of the Special Committee's legal and financial advisors. Individual members of the Special Committee may have assigned different weights to different factors. The Special Committee, and the disinterested members of the Board, considered and approved, as applicable, the grant of the Amended Gold Stream as part and parcel of the Mt. Hamilton Acquisition, which were approved as a single transaction in the best interests of the Corporation and its disinterested shareholders.

In making its recommendations, the Special Committee considered various factors, including those set out below:

  Transaction is Aligned with Mako's Strategy for Growth and Near-Term Production. The Mt. Hamilton Acquisition is expected to generate significant value for shareholders and stakeholders. Following completion of the Mt. Hamilton Acquisition, Mako will hold a diversified and tactically sequenced portfolio of production and development assets.

  Creates a Potential Re-Rate Opportunity. The P/NAV multiple is expected to increase as a result of the Corporation's stronger portfolio diversification and growth profile.

  Acquiring a High Quality Gold Project in a Top Ranked Mining Jurisdiction. The Property is located in Nevada, ranked as the #1 mining jurisdiction in the world for investment attractiveness in 2024 by the Fraser Institute.

  Supported by a Current Mineral Resource Estimate.1 The Property has a current Measured and Indicated mineral resource of 29.1 million tons (Mt) grading 0.02 ounces/ton (oz/t) gold and 0.17 oz/t silver for a total of 578,000 oz of gold and 4.8 million oz of silver, and an Inferred mineral resource of 1.46 Mt grading 0.015 oz/t gold and 0.178 oz/t silver for 21,000 oz gold and 260,000 oz silver.

  Past Producing Gold Mine.1 The Mt. Hamilton mine operated from 1995 to 1997, producing nearly 100,000 ounces of gold and 207,500 ounces of silver.

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1 Refer to the Corporation's press release dated September 30, 2025 for the full mineral resource estimate, and the current technical report titled "NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA"  dated November 17, 2025, prepared by Advantage Geoservices Ltd., APEX Geoscience Ltd. out of Edmonton, Alberta and DRA Americas Inc. The current mineral resource estimate has an effective date of September 23, 2025 and the qualified person for such estimate is Mr. James Gray, P. Geo, of Advantage Geoservices Ltd., who has approved the disclosure.  The NI 43-101 Technical Report also provides information on certain agreements, royalties and encumbrances in connection with the Mt. Hamilton Project.

  Increased Growth Profile in North America. The Mt. Hamilton Acquisition provides the Corporation with a high quality gold asset that has all major permits in place for construction start-up.

  Historical Positive Economic Studies. The Mt. Hamilton Projects is a conventional open pit heap-leach asset. The Special Committee considered, as part of its due diligence process, historical unpublished economic studies carried out by prior owners, and financial models provided by financial advisors.

  Potential Near-term Cash Flow Opportunity. The Corporation's indicative timeline to production start and cash flow generation is currently anticipated to be 2027-2028.

  Potential for Production Growth and Mine Life Extension. Potential to expand mineral resources. There are excellent exploration targets on the Mt. Hamilton Project with limited drilling.

  Critical Mineral Optionality. There is the presence of tungsten mineralization below the gold deposit. Historical unpublished economic studies reference an historical estimate prepared for Phillips Petroleum Co. in the 1970s of 6.2 Mt at a grade of 0.37% WO3 including 4.2 Mt grading 0.42% WO3, 0.37% Mo and 0.60% Cu.2  Tungsten's role as a U.S.-designated critical mineral potentially positions the Mt. Hamilton Project as a strategic asset in supporting domestic supply chain security.

  Amended Consideration Payable. In light of Project Vault and the 2026 Critical Minerals Ministerial recently announced by the Trump administration in the United States, the amendments to the consideration payable for the Mt. Hamilton Acquisition are prudent and in the best interest of Mako and its shareholders to preserve maximum flexibility for Mako to develop the Mt. Hamilton Project, including exploring the potential tungsten target at the Mt. Hamilton Project, and derisk the impact of encumbrances over potential future development scenarios for the Mt. Hamilton Project more broadly.

  Potential Synergy Benefits from Nearby Mining Operation. Potential synergy benefits from the Corporation's Moss heap leach gold mine in Arizona, located approximately 470 km from the Property.

  High Quality Management Team. Mako's management team have a proven track record of success in project development and mining operations in North America. The Property is well suited to the technical capabilities of Mako's operating team. The senior leadership team has significant project financing, mergers and acquisitions and capital markets experience.

  Low Risk on Gold Delivery During Stream Period. The Corporation considers the risk as low that it would not be able to deliver the required monthly Refined Gold deliveries under the terms of the Amended Gold Purchase Agreement, with deliveries expected to be met primarily by gold production from Mako's San Albino mine and/or Moss mine.

____________________________
2 The Corporation understands that this "ore reserve" was prepared for Phillips Petroleum Co. in June 1978. This is an historical estimate and is not being treated by the Corporation as a current mineral resource or mineral reserve under NI 43-101; however, it does provide an indication of tungsten-copper molybdenum mineralization at the Mt. Hamilton Project. No qualified persons have reviewed this historical information or done sufficient work on behalf of Mako to classify the historical estimate as a current mineral resource or mineral reserve under NI 43-101. The Corporation does not have information on the key assumptions, parameters, and methods used to prepare the historical estimate. The Corporation is not aware of any more recent estimates or data available in respect of the historical estimate, and the Corporation is not aware of any more recent estimates or data available in respect thereof.

• No Dilution to Securityholders. As there are no Common Shares or other securities of the Corporation being issued as consideration for the Mt. Hamilton Acquisition, there will be no dilution to the Corporation's securityholders as a result of the completion of the transaction.

• Fairness Opinion. The Special Committee received an updated presentation from its financial advisors, Stifel, on the revised consideration payable under the proposed Mt Hamiton Acquisition and received the updated Fairness Opinion from Stifel confirming that, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the consideration is fair, from a financial point of view, to the shareholders of the Corporation.

• Negotiated Transaction. The binding term sheet, the Original Purchase Agreement, as amended and restated by the Amended Purchase Agreement, and the Original Gold Purchase Agreement, as amended and restated by the Amended Gold Purchase Agreement, were the result of a comprehensive negotiation process with respect to the key elements of the transaction, and include terms and conditions considered reasonable in the judgment of the Special Committee, after taking into account the advice of its financial and legal advisors. The Special Committee took an active and independent role in overseeing the negotiation of the material terms of the binding term sheet and the definitive agreements, as amended.

• Minority Shareholder Approval. Although the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream, is exempt from the minority approval requirements under MI 61-101, the Corporation is seeking to obtain minority shareholder approval for the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream, under the policies of the TSXV to support the value of the transaction.

• Comprehensive Due Diligence. The Special Committee, with the assistance of legal counsel, financial advisors, tax advisors and the Corporation's management and technical teams, undertook a comprehensive financial, legal, tax and technical due diligence process in respect of the purchase of the Membership Interests and the Mt. Hamilton Project.

• Regulatory Approval. The Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream, is subject to the approval by the TSXV. The TSXV will consider, among other factors, the current independent technical report on the Mt. Hamilton Project, as well as the majority of the minority vote of the shareholders of the Corporation in connection with approving the completion of the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream.

• Other Factors. The Special Committee also considered alternatives to the proposed Mt. Hamilton Acquisition, including status quo, and considered the terms of the proposed transaction with reference to the current economic, industry and market trends affecting the Corporation, information concerning the business, operations, property, assets, financial condition, operating results and prospects of the Corporation and historical trading prices of the Corporation's Common Shares.

• Deal Protection. The Special Committee considered the safeguard built into the transaction terms with Sailfish to protect both the Corporation and its minority shareholders in the event the necessary shareholder approval and/or TSXV approval is not obtained, whereby Wexford or a designee of Wexford, will immediately elect to acquire Mt. Hamilton LLC and the Mt. Hamilton Project from Sailfish, acting as Mako's agent, bare trustee and nominee, for an equivalent purchase price. Mako will not incur future costs relating to Mt. Hamilton LLC or the Mt. Hamilton Project following completion of such Fallback Sale.

While the Special Committee considered potentially positive and potentially negative factors, the Special Committee concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the Special Committee unanimously determined that the entering into of the Amended Purchase Agreement and the Amended Gold Purchase Agreement is in the best interests of Mako and the revised consideration for the Mt. Hamilton Acquisition is fair to the Corporation and its disinterested shareholders.

The Amended Purchase Agreement

On February 14, 2026, the Corporation, Mako US and Sailfish entered into the Amended Purchase Agreement. Please refer to the full text of the Amended Purchase Agreement available under Mako's profile on SEDAR+ at www.sedarplus.ca.

Mt. Hamilton Acquisition

As further described in the Circular, the transfer of Beneficial Ownership and Property Control from Sailfish to Mako US was effected concurrently with the closing of the Sailfish-Mt. Hamilton Acquisition  involving acquisition by Sailfish of 100% of the outstanding Membership Interests from Mt. Hamilton Holdings LLC on November 26, 2025. The Corporation, Mako US and Sailfish entered into the Original Purchase Agreement, the Original Gold Purchase Agreement and the Royalty Agreement (the "First Closing Date"), and Sailfish assigned and transferred to Mako US Beneficial Ownership and Property Control effective November 26, 2025. During the interim period of time between the First Closing Date and the completion of the transfer of the registered legal ownership of the Membership Interests by Sailfish to Mako US (the "Closing") following and subject to receipt of all applicable shareholder and TSXV approvals by the parties, Sailfish has agreed to hold the legal registered ownership of the Mt. Hamilton Project as nominee, agent and bare trustee for and on behalf of Mako US.

Purchase Price

The Purchase Price for the Mt. Hamilton Acquisition, now comprised of the Amended Gold Stream, remains US$40 million.

Representations and Warranties

The representations and warranties in favour of each of Mako and Mako US on the one hand, and Sailfish on the other hand, set out in the Original Purchase Agreement have not changed in the Amended Purchase Agreement, other than to refer to the Amended Purchase Agreement and the Amended Gold Purchase Agreement and to remove reference to the NSR Royalty, the Royalty Agreement and matters related thereto.

Covenants

The covenants in favour of Mako and Mako US on the one hand, and Sailfish on the other hand, as set out in the Original Purchase Agreement, have not changed in the Amended Purchase Agreement.

Conditions Precedent to Closing

The conditions precedent (each of which may be waived by the relevant party) to the obligations of Mako and/or Mako US on the one hand, and Sailfish on the other hand, to complete the Mt. Hamilton Acquisition, as contemplated in the Original Purchase Agreement, have not changed in the Amended Purchase Agreement, other than to refer to the Amended Purchase Agreement and the Amended Gold Purchase Agreement and to remove reference to the NSR Royalty, the Royalty Agreement and matters related thereto.

Termination of the Purchase Agreement

The termination provisions contemplated under the Original Purchase Agreement have not changed in the Amended Purchase Agreement, other than to refer to the Amended Purchase Agreement and the Amended Gold Purchase Agreement and to remove reference to the NSR Royalty, the Royalty Agreement and any associated mechanics and payments related thereto.

Fallback Sale

The disclosure concerning the Fallback Sale has not changed in the Amended Purchase Agreement, other than to refer to the Amened Purchase Agreement and the Amended Gold Purchase Agreement and to remove reference to the NSR Royalty, the Royalty Agreement and any associated mechanics and payments related thereto.

The Amended Gold Purchase Agreement

The Amended Gold Purchase Agreement was entered into between the Corporation and Sailfish on February 14, 2026. Please refer to the full text of the Amended Gold Purchase Agreement available under Mako's profile on SEDAR+ at www.sedarplus.ca.

Pursuant to the Amended Gold Purchase Agreement, the Corporation has agreed to deliver to Sailfish an amount of Refined Gold equal to the Payable Gold under a corporate level stream as previously contemplated, but now excluding the Mt. Hamilton Project (the "Amended Gold Stream"). Production supporting delivery of Deliverable Gold during the Amended Stream Term may be satisfied from any of Mako's properties, other than the Mt. Hamilton Project. Mako also has the right to source monthly Mineral deliveries by way of the purchase of gold credits or by way of the delivery of gold equivalent ounces.

As contemplated under the Original Gold Purchase Agreement, the Amended Gold Purchase Agreement proposes that the Corporation will agree to sell to Sailfish an amount of Refined Gold, during the Initial Stream Term, equal to 341.7 troy ounces per month, subject to adjustment to ensure that the amount of Refined Gold per month will not be (the "Adjustment Formula"): (i) less than the equivalent of US$738,000 (after deduction of the acquisition price paid by Sailfish to the Corporation in accordance with the Stream Gold Price, which is equivalent to US$2,700/oz Refined Gold; and (ii) more than the equivalent of US$1,011,333.33 (after deduction of the acquisition price paid by Sailfish to the Corporation in accordance with the Stream Gold Price), which is equivalent to US$3,700/oz Refined Gold free and clear of any and all encumbrances. The amount of Payable Gold for each monthly delivery during the Initial Steam Term shall be adjusted upward or downward based on the application of the Adjustment Formula.

The Amended Gold Purchase Agreement also provides for the Additional Stream Term, during which it is proposed that the Corporation will agree to sell to Sailfish an amount of Refined Gold equal to 100 troy ounces per month, not subject to the Adjustment Formula (together with the amount of Refined Gold payable during the Initial Stream Term, the "Deliverable Gold"), free and clear of any and all encumbrances.

As contemplated under the Original Gold Purchase Agreement, for each ounce of Deliverable Gold, Sailfish will pay to the Corporation 20% of the London p.m. fixed price for Refined Gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) on the date of delivery of such Deliverable Gold (the "Stream Gold Price").

The obligations under the Amended Gold Stream will take effect and commence upon and subject to the Closing, with the initial stream period ending 60 months after Closing (the "Initial Stream Term") and the additional stream period ending 72 months after the Initial Stream Term (the "Additional Stream Term" and, together with the Initial Stream Term, the "Amended Stream Term").

As previously contemplated under the Original Gold Purchase Agreement, if Closing does not occur, the Amended Gold Purchase Agreement shall terminate ab initio and the Amended Gold Stream will not come into force or effect.

The Amended Gold Stream Security Package

As previously contemplated in connection with the Original Gold Purchase Agreement, the Amended Gold Stream will be secured in favour of Sailfish by: (i) first-ranking charges on all present and after-acquired property of Mako pursuant to a British Columbia law governed general security agreement and a Nevada law governed share pledge agreement; (ii) a guarantee provided by Mako US; (iii) a guarantee provided by Mt. Hamilton LLC; (iv) first ranking charges and security interests in, to and over all present and after-acquired property of Mako US, governed by a British Columbia law governed security agreement; (v) first ranking charges and security interests in, to and over all present and after-acquired property of Mt. Hamilton LLC pursuant to a Nevada law governed security agreement; and (vi) a security interest granted by Mt. Hamilton LLC in the Mt. Hamilton Project by way of deed of trust, assignment of leases, rents and contracts pursuant to a security agreement encumbering the Mt. Hamilton Project, financing statements and any related documents encumbering the personal property and fixtures associated with the Mt Hamilton Project.

Supplemental Information Regarding Fairness Opinion

In connection with the evaluation of the Mt. Hamilton Acquisition, the Special Committee received and considered the updated Fairness Opinion.

None of Stifel, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Mako, Sailfish, Mt. Hamilton LLC or the Mt. Hamilton Project, or any of their respective associates or affiliates (collectively, the "Interested Parties"). As of the date of the updated Fairness Opinion, there are no understandings, agreements or commitments between Stifel and any Interested Parties with respect to any future business dealings, however, Stifel may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. Stifel was retained by the Special Committee to, among other things, provide the Fairness Opinion to the Special Committee in respect of the Mt. Hamilton Acquisition. Within the past 24 months, Stifel has acted as advisor to the Special Committee of Mako with respect to the Mt. Hamilton Acquisition and acted as sole bookrunner and co-lead underwriter with respect to Mako's C$40.25 million brokered offering of Common Shares which closed on October 28, 2025.

In connection with a meeting of the Special Committee held to evaluate entering into of the Amended Purchase Agreement and the Amended Gold Purchase Agreement in connection with the revised consideration payable under the Mt. Hamilton Acquisition, Stifel gave an updated fairness presentation to the Special Committee and subsequently rendered its updated written Fairness Opinion that, subject to the scope of review, assumptions, limitations and qualifications set forth in the Fairness Opinion, as of February 9, 2026, the consideration payable under the Mt. Hamilton Acquisition is fair, from a financial point of view, to the shareholders of the Corporation.

The full text of the updated Fairness Opinion dated February 9, 2026, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of review undertaken by Stifel, is attached as Schedule "C" to this Supplement. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is not a recommendation as to how any Shareholder should vote or act on any matter relating to the Mt. Hamilton Acquisition or any other matter.

In evaluating the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream, the Special Committee considered, among other things, the advice and financial analyses provided by Stifel as well as the updated Fairness Opinion. As described under the heading "Reasons for the Recommendation" above, the Fairness Opinion was only one of many factors considered by the Special Committee in evaluating the Mt. Hamilton Acquisition and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Mt. Hamilton Acquisition.

The Fairness Opinion represents the opinion of Stifel and the form and content of such opinion has been approved for release by a committee of its principals, each of whom is experienced in mergers and acquisitions, divestitures, restructurings, minority investments, capital markets, fairness opinions and valuation matters.

Shareholder Approval of the Mt. Hamilton Acquisition

The amended Mt. Hamilton Acquisition Resolution, the full text of which is set out in Schedule "B" to this Supplement, must be approved (in accordance with the rules and policies of the TSXV) by a majority of votes cast by holders of Common Shares present in person, or represented by proxy, at the Meeting, excluding votes attached to Common Shares beneficially owned (or over which control or direction is exercised) by: Wexford Catalyst Trading Limited, Wexford Spectrum Trading Limited, Wexford Focused Trading Limited and Debello Trading Limited, Akiba Leisman, Chief Executive Officer and a director of the Corporation and Executive Chairman of Sailfish, Paul Jacobi, a director of the Corporation and a partner at Wexford, Asheef Lalani, a director of the Corporation and a director of Sailfish and Paolo Lostritto, Chief Executive Officer and a director of Sailfish and a shareholder of the Corporation. Accordingly, as of the date of this Supplement, an aggregate of 41,984,962 Common Shares held by the following persons will be excluded from voting on the Mt. Hamilton Acquisition Resolution:

Name of Shareholder	Number and Class of Shares	Relationship
Wexford Catalyst Trading Limited	15,967,237 Common Shares	Major Shareholder of the Corporation
Wexford Spectrum Trading Limited	23,134,574 Common Shares	Major Shareholder of the Corporation
Wexford Focused Trading Limited	716,734 Common Shares	Major Shareholder of the Corporation
Debello Trading Limited	290,527 Common Shares	Major Shareholder of the Corporation
Akiba Leisman	1,366,105 Common Shares	Chief Executive Officer and Director of the Corporation and Executive Chairman of Sailfish
Asheef Lalani	459,096 Common Shares	Director of the Corporation and Director of Sailfish
Paolo Lostritto	50,689 Common Shares	Chief Executive Officer and Director of Sailfish and Shareholder of Corporation

The disinterested members of the Board recommend that disinterested shareholders vote FOR the Mt. Hamilton Acquisition Resolution.

Unless the shareholder has specified in the form of proxy that accompanied the Circular that their Common Shares are to be voted against the approval of the Mt. Hamilton Acquisition Resolution, the persons named in the accompanying form of proxy will vote the Common Shares represented by such proxy FOR the approval of the revised Mt. Hamilton Acquisition Resolution. To be effective, the revised Mt. Hamilton Acquisition Resolution must be approved by a majority of the votes cast by the disinterested holders of Common Shares (as described above) present in person, or represented by proxy, at the Meeting.

Canadian Securities Laws Matters

The disclosure contained in the Circular under the heading "Canadian Securities Laws Matters" has not changed other than to remove any reference to the Royalty and to read the Gold Stream as the Amended Gold Stream.

Supplemental Risk Factors

Shareholders should carefully consider the risk factors set out in the Circular under the heading "Approval of the Mt. Hamilton Acquisition - Risk Factors" as well as the following supplement risk factors related to the Mt. Hamilton Acquisition. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Corporation, may also adversely affect the Corporation. The risk factors set out in the Circular and this Supplement are not a definitive list of all risk factors associated with the Mt. Hamilton Acquisition.

Potential Tungsten Target

No work has been done by any qualified person, within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects in respect of the potential tungsten target at the Mt. Hamilton Project and, accordingly, there can be no assurance that exploration of the potential tungsten target by Mako will prove successful.

Amended Gold Stream Security Package

In the event of a default under the Amended Gold Stream, Sailfish may be entitled to enforce its security over Mako's properties and assets. The security package over the Amended Gold Stream gives Sailfish the right to enforce on its choice of Mako's property and assets up to the value of the remaining amount owing on a default. An enforcement of such security by Sailfish could have a material adverse effect on Mako and its business.

DIRECTORS' APPROVAL

The contents and the sending of this Supplement have been approved by the disinterested members of the Board.

DATED: February 14, 2026

ON BEHALF OF THE BOARD OF DIRECTORS OF
MAKO MINING CORP.

"Eric Fier"

Eric Fier
Chairman of the Board

SCHEDULE "A"
GLOSSARY

The following sets out certain defined terms used in this Supplement, which should be read in conjunction with the defined terms set out in the Supplement and reference to the full Glossary of defined terms in the Circular.

"Additional Stream Term" has the meaning given to such term in "Supplemental Information Regarding Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement" in the Supplement.

"Adjustment Formula" has the meaning given to such term in the Amended Gold Purchase Agreement.

"Agency Fee" has the meaning given to such term in the Amended Purchase Agreement.

"Amended Gold Purchase Agreement" means the amended and restated gold purchase agreement, amending and restating the Original Purchase Agreement, made effective February 14, 2026, as same may be amended, supplemented or otherwise modified in accordance with the terms therein.

"Amended Gold Stream" has the meaning given to such term in "Supplemental Information Regarding Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement" in the Supplement.

"Amended Purchase Agreement" means the amended and restated purchase agreement, amending and restating the Original Purchase Agreement, made effective February 14, 2026, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein.

"Amended Stream Term" has the meaning given to such term in "Supplemental Information Regarding Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement" in the Supplement.

"Beneficial Ownership and Property Control" means 100% of the beneficial ownership of the Membership Interests and the exercise of operational control over the Mt. Hamilton Assets which shall be in the sole discretion of Mako US, but acting as would a prudent operator, including, for greater certainty and without limitation, responsibility for all obligations, liabilities, costs and expenses associated therewith and all carrying costs, maintenance costs, permitting costs and insurance costs in respect of the Mt. Hamilton Assets and the Membership Interests.

"Beneficial Shareholders" has the meaning given to such term in "Voting Information - Approval of the Mt. Hamilton Acquisition - Proxy and Voting Rights - Beneficial Shareholders" in the Circular.

"Board of Directors" or "Board" means the board of directors of Mako.

"Circular" means the management information circular dated December 23, 2025, as supplemented by this Supplement, sent to the shareholders in connection with the Meeting.

"Closing" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Amended Purchase Agreement" in the Supplement.

"Common Shares" means the common shares in the capital of Mako.

"Computershare" means Computershare Investor Services Inc.

"Corporation" or "Mako" means Mako Mining Corp.

"Deliverable Gold" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement" in the Supplement.

"Engagement Agreement" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Fairness Opinion" in the Circular.

"Fairness Opinion" means the updated fairness opinion prepared by Stifel and appended in Schedule "C" to the Supplement.

"Fallback Purchase Price" has the meaning given to such term in the Amended Purchase Agreement.

"Fallback Sale" has the meaning given to such term in the Amended Purchase Agreement.

"First Closing Date" has the meaning given to such term in "Supplemental Information Regarding Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement - Mt. Hamilton Acquisition" in the Supplement.

"Gold Stream Price" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement" in the Supplement.

"Initial Stream Term" has the meaning given to such term in "Supplemental Information Regarding Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement" in the Supplement.

"Intermediary" has the meaning given to such term in Voting Information -Proxy and Voting Rights - Beneficial Shareholders" in the Circular.

"Mako US" means Mako US Corp., a wholly-owned subsidiary of Mako.

"Meeting" has the meaning given to such term in "Introduction and Information Regarding Postponed Meeting - Time and Place of Postponed Meeting" in the Supplement.

"Membership Interests" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background" in the Circular.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Mt. Hamilton Acquisition".

"Minerals" means any and all economic, marketable metal bearing material, in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from any property of Mako, excluding the Mt. Hamilton Project, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from any property of Mako, excluding the Mt. Hamilton Project, and including without limitation, ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars that are produced from any property of Mako, other than the Mt. Hamilton Project.

"minority approval" has the meaning ascribed thereto in MI 61-101.

"Mt. Hamilton Acquisition" has the meaning given to such term in "Notice to Shareholders" in the Supplement.

"Mt. Hamilton Acquisition Resolution" means the resolution set in in Schedule "B" to the Supplement.

"Notice of Meeting" has the meaning given to such term in "General Information" in the Circular, as amended by the Amended Notice of meeting under the Company's profile on SEDAR+ at www.sedarplus.ca.

"Original Gold Purchase Agreement" means the gold purchase agreement between Mako and Sailfish dated November 26, 2025.

"Original Purchase Agreement" means the purchase and sale agreement between Mako, Mako US and Sailfish dated November 26, 2025.

"Payable Gold" has the meaning given to such term in the Amended Gold Purchase Agreement.

"Record Date" means January 2, 2025, being the date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof.

"Refined Gold" means marketable metal bearing material in the form of the Mineral gold that is refined to standards meeting or exceeding commercial standards for the sale of refined gold.

"Registered Shareholder" means a shareholder registered in the records of the transfer agent of the Corporation.

"Sailfish" means Sailfish Royalty Corp.

"Sailfish-Mt. Hamilton Vendor Closing" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background" in the Circular.

"shareholders" means the holders of Common Shares.

"Special Committee" means the special committee of the Board of Directors.

"Stifel" means Stifel Nicolaus Canada Inc., financial advisor to the Special Committee.

"Stream Period" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Amended Gold Purchase Agreement" in this Supplement.

"TSXV" means the TSX Venture Exchange.

"TSXV Policy 5.3" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition".

"Wexford" means Wexford Capital LP.

SCHEDULE "B"
MT. HAMILTON ACQUISITION RESOLUTION

BE IT RESOLVED as an ordinary resolution of the disinterested shareholders of the Corporation that:

1. the Corporation is hereby authorized to undertake and complete the Mt. Hamilton Acquisition, including the grant of the Amended Gold Stream, on the terms and conditions set forth in the Amended Purchase Agreement and further described in the Circular, in accordance with TSXV Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets.

2. Notwithstanding the approval in paragraph 1 above, the board of directors of Mako (the "Board") is authorized, in its discretion and without further approval of shareholders, to (a) make such amendments, variations or changes to the Amended Purchase Agreement and any ancillary agreement as the Board may determine necessary or desirable and not materially adverse to Mako or its disinterested shareholders; or (b) terminate the Acquisition in accordance with the terms of the Amended Purchase Agreement.

3. Any one director or officer of the Corporation, for and on behalf of the Corporation, is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to these resolutions, and all prior actions taken and expenses incurred by any one director or officer of the Corporation in connection with any of the actions authorized by the foregoing resolutions are hereby expressly ratified, confirmed, adopted and approved.

B-1

SCHEDULE "C"
FAIRNESS OPINION

Stifel Nicolaus Canada Inc. 161 Bay Street, Suite 3800 Toronto, ON M5J 2S1 Tel: (416) 367-8600

February 9, 2026

The Special Committee of the Board of Directors of Mako Mining Corp.

838 West Hastings St.

Suite 700

Vancouver, BC V6C 0A6

To the Special Committee of the Board of Directors:

Stifel Nicolaus Canada Inc. ("Stifel", "we", "us" or "our") understands Mako Mining Corp. ("Mako" or the "Company") is proposing to enter into an amended and restated purchase and sale agreement, amending and restating the terms of the purchase and sale agreement dated November 26, 2025 (the "Amended Purchase Agreement") with Sailfish Royalty Corp. ("Sailfish") providing for, among other things, the acquisition through Mako US Corp. ("Mako US"), of the Mt. Hamilton Gold-Silver Project (the "Mt. Hamilton Project") located in White Pine County, Nevada, USA, through the acquisition of 100% of Mt. Hamilton LLC ("MH LLC"), the direct owner of the Mt. Hamilton Project (the "Proposed Transaction").

We understand that pursuant to the Amended Purchase Agreement:

a. On November 26, 2025, Sailfish transferred to Mako US 100% of the beneficial ownership of the membership interests in MH LLC and the exercise of operational control over the Mt. Hamilton Project, including responsibility for all obligations, liabilities, costs and expenses associated therewith, and will continue to hold registered legal title to such membership interests until closing of the Proposed Transaction. Until closing of the Proposed Transaction, Sailfish will act as nominee, agent and bare trustee for and on behalf of Mako US and will take all such action as directed by Mako US in respect of the registered legal ownership of the membership interests in MH LLC;

b. in connection with the Proposed Transaction, Mako has granted to Sailfish:

  a five-year gold stream (the "Initial Gold Stream") to commence subject to and upon completion of the transfer of the registered legal ownership of MH LLC from Sailfish to Mako US; and

  a subsequent six-year gold stream (the "Subsequent Gold Stream" and together with the Initial Gold Stream, the "Consideration") which will commence upon expiry of the Initial Gold Stream;

c. Mako will commence gold deliveries to Sailfish subject to and upon completion of the transfer of the registered legal ownership of MH LLC from Sailfish to Mako US under the terms of an amended and restated gold purchase agreement, amending and restating the gold purchase agreement dated November 26, 2025, governing the Initial Gold Stream and the Subsequent Gold Stream (the "Amended Gold Purchase Agreement");

d. under the terms of the Amended Gold Purchase Agreement, the Initial Gold Stream will consist of a monthly delivery of refined gold for a period of 60 months following closing of the Proposed Transaction, whereby Mako will sell to Sailfish an amount of refined gold equal to 341.7 troy ounces per month, subject to adjustment to ensure that the amount of refined gold per month will not be (the "Adjustment Formula"): (i) less than the equivalent of US$738,000 (after deduction of the acquisition price paid by Sailfish to the Company in accordance with the Stream Gold Price (as hereinafter defined)), which is equivalent to US$2,700/oz refined gold; and (ii) more than the equivalent of US$1,011,333.33 (after deduction of the acquisition price paid by Sailfish to Mako in accordance with the Stream Gold Price), which is equivalent to US$3,700/oz refined gold, free and clear of any and all encumbrances. The amount of Payable Gold for each monthly delivery during the Initial Gold Stream shall be adjusted upward or downward based on the application of the Adjustment Formula. Following completion of the Initial Gold Stream, the Subsequent Gold Stream will commence, during which a monthly delivery of refined gold will be sold to Sailfish in an amount of refined gold equal to 100 troy ounces per month free and clear of any encumbrances and not subject to the Adjustment Formula. For each ounce of refined gold delivered (the "Payable Gold"), Sailfish shall pay to Mako 20% of the London p.m. fixed price for refined gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) on the date of delivery of such refined gold (the "Stream Gold Price");

e. it is proposed that the Consideration will be secured in favour of Sailfish by: (i) first-ranking charges on all present and after-acquired property of Mako pursuant to a British Columbia law governed general security agreement and a Nevada law governed share pledge agreement; (ii) a guarantee provided by Mako US; (iii) a guarantee provided by Mt. Hamilton LLC; (iv) first ranking charges and security interests in, to and over all present and after-acquired property of Mako US, governed by a British Columbia law governed security agreement; (v) first ranking charges and security interests in, to and over all present and after-acquired property of Mt. Hamilton LLC pursuant to a Nevada law governed security agreement; (vi) a security interest granted by Mt. Hamilton LLC in the Mt. Hamilton Project by way of deed of trust, assignment of leases, rents and contracts pursuant to a security agreement encumbering the Mt. Hamilton Project, financing statements and any related documents encumbering the personal property and fixtures associated with the Mt Hamilton Project;

f. in connection with entering into the Amended Purchase Agreement and the Amended Gold Purchase Agreement, the parties entered into an agreement acknowledging that the previous royalty agreement entered into contemplating a proposed 2% net smelter returns royalty on the Mt. Hamilton Project in favour of Sailfish never came into force or effect and agreeing to terminate such royalty agreement (the "Royalty Termination Agreement"); and

g. the completion of the Proposed Transaction will be conditional upon, among other things, the receipt of all required regulatory approvals (including the approval of the TSX Venture Exchange ("TSXV")), the approval of the Company's disinterested shareholders and the approval of Sailfish's disinterested shareholders and other customary closing conditions for a transaction of this nature.

Engagement of Stifel

Following discussions between the Company and Stifel commencing on August 20, 2025, by letter agreement dated September 10, 2025, (the "Engagement Agreement"), the Special Committee appointed by the Board of Directors of the Company (the "Special Committee") retained Stifel to act as its financial advisor in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be offered by the Company to Sailfish pursuant to the Proposed Transaction. Pursuant to the Engagement Letter, on February 9, 2026, Stifel delivered to the Special Committee its opinion that the Consideration to be offered by the Company to Sailfish pursuant to the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

Stifel will be paid a fixed fee for rendering the Opinion. The Company has also agreed to reimburse Stifel for its reasonable out-of-pocket expenses and to indemnify Stifel in respect of certain liabilities that might arise out of our engagement.

In the future, Stifel may, in the ordinary course of business, seek to perform financial advisory services or corporate finance services for Mako and its associates from time to time.

Credentials of Stifel

Stifel is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, Stifel is regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engages in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel is not in the business of providing auditing services and is not controlled by a financial institution. Stifel is a brand name of Stifel Nicolaus Canada Inc.

The Opinion expressed herein represents the opinion of Stifel and the form and content hereof have been approved for release by a group of professionals of Stifel, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

Independence of Stifel

None of Stifel, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Mako, Sailfish, MH LLC or the Mt. Hamilton Project or any of their respective associates or affiliates (collectively, the "Interested Parties"). As of the date hereof, there are no understandings, agreements or commitments between Stifel and any Interested Parties with respect to any future business dealings, however, Stifel may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. Stifel has been retained by the Special Committee to, among other things, provide the Opinion to the Special Committee in respect of the Proposed Transaction. Within the past 24 months, Stifel has acted as advisor to the Special Committee of Mako with respect to the Proposed Transaction and acted as sole bookrunner and co-lead underwriter with respect to Mako's C$40.25 million brokered offering of common shares which closed on October 28, 2025.

In the ordinary course of its business, Stifel acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Mako and/or Sailfish and, from time to time, may have executed or may execute transactions on behalf of Mako and/or Sailfish, or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Mako or Sailfish and/or their respective affiliates or associates.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i. a draft of the Amended Purchase Agreement;

ii. a draft of the Amended Gold Purchase Agreement;

iii. a draft of the Royalty Termination Agreement;

iv. a draft dated November 24, 2024 of a Preliminary Economic Assessment study for the Mt. Hamilton Project prepared for a previous owner;

v. the NI 43-101 Technical Report on the Mt. Hamilton Project prepared for Mako, Sailfish and MH LLC with an effective date of November 10, 2025;

vi. the annual reports, including the comparative audited financial statements and management's discussion and analysis, of the Company for the fiscal year ended December 31, 2024;

vii. the annual reports, including the comparative audited financial statements and management's discussion and analysis, of Sailfish for the fiscal year ended December 31, 2024;

viii. the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of the Company for the three and nine months ended September 30, 2025;

ix. the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of Sailfish for the three and nine months ended September 30, 2025;

x. certain internal financial, operational, corporate and other information prepared or provided by the management of the Company, including internal operating and financial budgets and projections;

xi. selected public market trading statistics and relevant financial information of the Company and other selected public companies considered by us to be relevant;

xii. selected financial statistics and relevant financial information with respect to relevant precedent transactions;

xiii. selected relevant reports published by equity research analysts and industry sources regarding the Company, the precious metals industry and other public companies, to the extent deemed relevant by us;

xiv. certificates addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xv. such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Cassels Brock & Blackwell LLP, external Canadian legal counsel to the Company, concerning the Proposed Transaction, the Amended Purchase Agreement, the Amended Gold Purchase Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Sailfish, the Mt. Hamilton Project or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or Sailfish or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company's audited financial statements and the reports of the auditors thereon and the Company's interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and the Mt. Hamilton Project and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the business, plans, financial condition and prospects of the Company or the Mt. Hamilton Project, as applicable.

We have also assumed that all of the representations and warranties contained in the Amended Purchase Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the management information circular, as supplemented, prepared by the Company will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in certificates of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and the Mt. Hamilton Project referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Mt. Hamilton Project, the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

We have not been engaged to review the quality, quantity or mining economics of the Mt. Hamilton mineral reserves and resources or any of the assets included in the Amended Purchase Agreement from a technical, engineering or geological standpoint and, accordingly, express no view thereon.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Mt. Hamilton Project as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for exclusive use by the Special Committee and the Board of Directors only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Stifel. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee or the Board of Directors as to whether they should approve the Proposed Transaction or the entering into by the Corporation of the Amended Purchase Agreement, Amended Gold Purchase Agreement or the Royalty Termination Agreement, nor as a recommendation to any shareholder of the Company as to how to vote or act at any special meeting of the shareholders of the Company to be held to consider the Proposed Transaction, or as an opinion concerning the trading price or value of any securities of Mako following the announcement or completion of the Proposed Transaction.

Stifel believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

While, in the professional opinion of Stifel, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

This Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization ("CIRO"), but CIRO has not been involved in the preparation or review of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Fairness Methodology

In support of this Opinion, Stifel has performed certain analyses on Mako and the Mt. Hamilton Project, based on those methodologies and assumptions that we considered appropriate in the circumstances for the purpose of providing this Opinion. In the context of this Opinion, we considered, among other things, the following methodologies:

i. Precedent transaction analysis

ii. Comparable multiple analysis

iii. Certain other qualitative factors

Precedent transaction multiple analysis:

The precedent transactions analysis considers transaction multiples paid in the context of the purchase or sale of a public company or assets. Stifel reviewed publicly available information in connection with 13 transactions involving the acquisition of metals and mining assets that Stifel considered relevant (the "Precedent Transactions Analysis"). Stifel considered the model price to net asset value ("P/NAV") and enterprise value to in-situ resources multiple ("EV/oz") to be the most relevant metrics for purposes of the Precedent Transactions Analysis.

Comparable multiple analysis:

Stifel considered the implied value of the Mt. Hamilton Project based on the application of trading multiples of selected publicly-traded gold development companies that we considered relevant (the "Comparable Companies Trading Analysis"). Stifel considered the model price to net asset value ("P/NAV") and enterprise value to in-situ resources multiple ("EV/oz") to be the most relevant metrics for purposes of the Comparable Companies Trading Analysis.

Certain other qualitative factors:

Stifel considered other qualitative factors with respect to the Proposed Transaction, including but not limited to the strategic fit of the Mt. Hamilton Project within Mako's asset portfolio and the capital markets profile of the combined company including liquidity, access to capital and future prospects. Stifel also considered the different risks Mako is currently exposed to which include but are not limited to exploration, development and financing risks.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be offered by the Company to Sailfish pursuant to the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

Yours very truly,